Exhibit 1

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:                                                    REPORTING ISSUER

MI Developments Inc. (“MID”)
455 Magna Drive
Aurora, ON  L4G 7A9

ITEM 2:                                                    DATE OF MATERIAL CHANGE

November 26, 2008

ITEM 3:                                                    PRESS RELEASE

On November 26, 2008, a press release (the “Press Release”) describing the material change was issued by MID and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the Toronto Stock Exchange, to the New York Stock Exchange (the “NYSE”) and to Canada Newswire for publication and dissemination through its Canadian Custom Disclosure and New York Metro networks.  The Press Release is attached as Schedule A to this report.

ITEM 4:                                                    SUMMARY OF MATERIAL CHANGE

On November 26, 2008, MID announced that its Special Committee of independent directors (the “MID Special Committee”) has recommended, and its Board of Directors (the “MID Board”) has approved, holding a vote of MID shareholders on a reorganization proposal developed by MID management (the “Reorganization Proposal”).  MID, Magna Entertainment Corp. (“MEC”) and the Stronach Trust, MID’s controlling shareholder, and certain other entities affiliated with Frank Stronach (collectively, the “Stronach Group”), have entered into an agreement (the “Transaction Agreement”) to implement the Reorganization Proposal.

The Reorganization Proposal contemplates a three-stage transaction that, upon completion, will result in, among other things, the divestment and spin-off (the “Spin-Off”) to MID shareholders of MID’s ownership position in MEC, with the Stronach Group purchasing direct voting control of MEC, the adoption by MID of a dividend payout ratio of 40% of MID’s annual funds from operations, a substantial issuer bid (the “Substantial Issuer Bid”) by MID to buy back at least US$240 million of the MID Class A Subordinate Voting Shares (the “MID Class A Shares”), a forbearance agreement between MID and MEC, and the Stronach Group purchasing a 5% equity interest in MID, with warrants to acquire an additional 5%.

In addition, a subsidiary of MID (the “MID Lender”) entered into a loan agreement with MEC pursuant to which the MID Lender agreed to extend to MEC a new loan (the “New Loan”) in the aggregate principal amount of up to US$125 million in two tranches.  The New Loan will bear interest at the rate of LIBOR plus 12%, will be guaranteed by certain subsidiaries of MEC and will be secured by substantially all the assets of MEC (subject to prior encumbrances).  The New Loan was executed effective December 1, 2008.

Also as one of the immediate components of the Reorganization Proposal, on November 26, 2008, MID extended (i) the maturity date of the bridge loan (the “Bridge Loan”) provided to MEC on September 13, 2007 by the MID Lender, (ii) the deadline for repayment of at least US$100 million under the project financing facility made available in December 2004 by the MID Lender to Gulfstream Park Racing Association, Inc., the subsidiary of MEC that operates the Gulfstream Park racetrack in Florida (the “Gulfstream Facility”) and (iii) the date until which repayments under the Gulfstream Facility or the project financing facility made available in July 2005 by the MID Lender to Remington Park, Inc., the subsidiary of MEC that operates the Remington Park racetrack in Oklahoma (together with the Gulfstream Facility, the “Project Financing Facilities”) will not be subject to make-whole payments, from December 1, 2008 to March 31, 2009, or, in the event that the Reorganization Proposal does not receive the requisite MID shareholder approval or is abandoned or withdrawn, to the date that is 30 days following such event, in each case as permitted under the terms of the agreements governing such loans.

Certain aspects of the Reorganization Proposal will be effected pursuant to a statutory plan of arrangement under Ontario law (the “Arrangement”) that will be subject to approval by the Ontario Superior Court of Justice.  Following receipt of all necessary regulatory approvals, MID will mail to its shareholders in connection with the special meeting to approve the Arrangement (the “MID Special Meeting”) an information circular describing the Reorganization Proposal.  The Reorganization Proposal, other than the immediate transactions, is subject to certain conditions, including approval by two-thirds of the votes cast by holders of MID Class A Shares and MID Class B Shares, voting together, and by a simple majority of the votes cast by minority holders of MID Class A Shares.  MID expects to hold the MID Special Meeting in the first quarter of 2009.

ITEM 5:                                                    FULL DESCRIPTION OF MATERIAL CHANGE

On November 26, 2008, MID announced that the MID Special Committee has recommended, and the MID Board has approved, holding a vote of MID shareholders on the Reorganization Proposal developed by MID management.  MID, MEC and the Stronach Group have entered into the Transaction Agreement to implement the Reorganization Proposal.

The Reorganization Proposal is intended to unlock value for MID shareholders, simplify the ownership structure of MID and MEC and position both companies for future success.  MEC will be recapitalized to permit it to pursue its strategy of horse racing, gaming and entertainment on a standalone basis.

Components of the Reorganization Proposal

The principal components of the Reorganization Proposal include the following:

Immediate Transactions

MEC Asset Sales and Joint Ventures

In the Transaction Agreement, MEC has agreed to use commercially reasonable efforts to sell or enter into joint ventures in respect of its assets, including its core racetrack assets, that will result in MEC receiving net proceeds or joint venture payments sufficient to retire in full, by no later than December 14, 2009, its existing US$75 million 7.25% Convertible Subordinated Notes due December 15, 2009 and US$150 million 8.55% Convertible Subordinated Notes due June 15, 2010 (collectively, the “MEC Convertible Subordinated Notes”).

New Loan by MID

On December 1, 2008, MID Lender entered into a loan agreement with MEC pursuant to which MID Lender agreed to extend to MEC the New Loan in the aggregate principal amount of up to US$125 million in two tranches.  The New Loan will bear interest at the rate of LIBOR plus 12%, will be guaranteed by certain subsidiaries of MEC and will be secured by substantially all the assets of MEC (subject to prior encumbrances).

The first tranche of the New Loan (the “New Loan First Tranche”) in the amount of up to US$50 million (plus costs and fees) is immediately available for drawdown and is intended to support MEC’s operations until MID shareholders have the opportunity to vote on the Reorganization Proposal.  The New Loan First Tranche may be used by MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the New Loan and under other loans provided by MID to MEC, (iii) mandatory payments of interest in connection with other of MEC’s existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of MEC’s joint venture arrangements with Forest City Enterprises and Caruso Affiliated.  The New Loan First Tranche will mature on March 31, 2009, provided that in the event that the Reorganization Proposal does not receive the requisite MID shareholder approval or is abandoned or withdrawn, such maturity date will be accelerated to 30 days following such event.

The second tranche of the New Loan (the “New Loan Second Tranche”) will be available for drawdown (i) in an amount of up to US$45 million to fund the application by MEC’s subsidiary Laurel Park for a Maryland slots license (the “Laurel Park Slots Application”), following MID’s satisfaction with the Laurel Park Slots Application, and related matters and (ii) in an amount of up to an additional US$30 million to fund the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots license and following MID’s satisfaction with the municipal approvals, design and construction of the temporary facility.

At such time as the New Loan Second Tranche is made available to MEC, the New Loan will be guaranteed by The Maryland Jockey Club group of companies and secured by all of such companies’ assets.  The New Loan Second Tranche will mature on December 31, 2011, but will become due (i) ninety days following the Laurel Park Slots Application being denied or withdrawn, (ii) immediately on the closing of any sale of Laurel Park or (iii) immediately on the closing of any new debt financing in connection with Laurel Park slots.  MEC will be required to repay the New Loan Second Tranche with any refunds of any fees if the Laurel Park Slots Application is denied or withdrawn.

Loan Repayment Extensions

On November 26, 2008, MID extended (i) the maturity date of the Bridge Loan, (ii) the deadline for repayment of at least US$100 million under the Gulfstream Facility and (iii) the date until which repayments under the Project Financing Facilities will not be subject to make-whole payments from December 1, 2008 to March 31, 2009, or, in the event that the Reorganization Proposal does not receive the requisite MID shareholder approval or is abandoned or withdrawn, to the date that is 30 days following such event, in each case as permitted under the terms of the agreements governing such loans.

New MID Debt Financing

MID will use commercially reasonable efforts to arrange approximately US$375 million of debt financing (including a US$50 million undrawn bank revolving credit facility) that will be available to fund (i) the Substantial Issuer Bid, (ii) real estate purchases from MEC and (iii) working capital requirements.  MID intends to have arranged the new financing prior to the MID Special Meeting.  This new debt would increase MID’s pro forma debt-to-capitalization ratio (taking into account the Spin-Off and the Substantial Issuer Bid) to, but not above, approximately 40%.

Following MID Shareholder Approval

MID Real Estate Purchases

In the Transaction Agreement, MID and MEC have agreed to enter into a purchase agreement on arm’s length terms pursuant to which, on the closing date of the Arrangement (the “Closing Date”), MID will purchase for cash from MEC development lands in Aventura and Ocala, Florida and Dixon, California, additional acreage in Palm Meadows, Florida (required to complete MID’s existing recently rezoned development) and MEC’s membership interest in, and land underlying, MEC’s joint venture with Forest City Enterprises at Gulfstream Park.  The purchase price for such real estate assets will be the fair market value of such assets as of the date hereof as determined by negotiation between the MID Special Committee and the Special Committee of MEC.  MID estimates the aggregate price will be approximately US$100 — US$120 million.

MEC has agreed to use part of the proceeds from these asset sales to repay its US$40 million senior secured bank credit facility and its US$4.5 million bank term loan in connection with MEC’s AmTote International subsidiary.

MID Loans to MEC

In the Transaction Agreement, MID and MEC have agreed that on the Closing Date, MEC shall (or shall cause its subsidiaries to) and MID shall cause MID Lender to amend the Bridge Loan, the New Loan First Tranche and the Project Financing Facilities (collectively, the “Loan Amendments”) to:

(i)                                    extend the maturity dates of the Bridge Loan and the New Loan First Tranche, the US$100 million repayment deadline under the Gulfstream Facility and the date until which repayments under the Project Financing Facilities will not be subject to a make-whole payment to December 14, 2009 (the “Maturity Date”), provided that if the MEC Note Retirement Date (as defined below) occurs after October 30, 2009 and on or before December 14, 2009, the Maturity Date will be automatically extended to the Conversion Date (as defined below);

(ii)                                 increase the amount of the New Loan First Tranche by US$25 million to a total commitment of up to US$75 million, with such increase for use by MEC solely to contribute to the retirement of the MEC Convertible Subordinated Notes; and

(iii)                              amend the Bridge Loan, the Project Financing Facilities and the New Loan First Tranche to provide for (a) the deferral of interest and principal repayments until the date immediately prior to the Maturity Date, (b) the right of MEC to repay such loans in either cash or shares of MEC Class A Subordinate Voting Stock (“MEC Class A Shares”) (or a combination of the two) following the retirement by MEC of all of the MEC Convertible Subordinated Notes and (c) the requirement that any proceeds received by MEC from equity raises, asset sales (other than to MID as part of the reorganization), joint ventures or other transactions be placed into an escrow account with MID.

MID will hold any escrow funds as security for the loans to MEC, and MEC will be permitted to use the funds in the escrow solely (i) to prepay in cash, from time to time, in the following order of priority, the Gulfstream Facility, the Bridge Loan, the New Loan and the Remington Facility (without being charged any mark-to-market or make-whole payment in relation to any such prepayment) and (ii) to retire all of the MEC Convertible Subordinated Notes.  Any cash received by MID pursuant to a prepayment of the Gulfstream Facility, the Bridge Loan, the New Loan or the Remington Facility will be distributed to MID shareholders, either as a special distribution or pursuant to an issuer bid for the MID Class A Shares.

MID Forbearance with MEC

In the Transaction Agreement, MID and MEC have agreed to enter into a forbearance agreement on the Closing Date pursuant to which MID will agree that, other than pursuant to existing arrangements or as contemplated by the Reorganization Proposal, it will not, without the prior approval of the majority of the votes cast by minority holders of MID Class A Shares, (a) enter the horseracing or gaming business or enter into any transactions with entities in the horseracing or gaming business, (b) make any further debt or equity investment in, or otherwise give financial assistance to, MEC or (c) enter into any transactions with, or provide any services or personnel to, MEC except for enforcing its rights under the terms of existing arrangements and/or making non-material amendments, waivers or modifications thereto.

Distribution Policy and Substantial Issuer Bid

MID will adopt a policy of distributing 40% of its annual funds from operations (adjusted to exclude deferred interest and other income from MEC) to MID shareholders as dividends.  The policy will commence in the first full fiscal quarter following the approval of the Reorganization Proposal.

MID will undertake the Substantial Issuer Bid to acquire not less than US$240 million of MID Class A Shares using new debt that does not result in MID’s debt to total capital ratio exceeding 40% (taking into account the Spin-Off).  The Stronach Group has agreed that it will not tender any of its shares into the Substantial Issuer Bid.  If the new debt necessary to fund the Substantial Issuer Bid is not available, or not available on terms acceptable to MID, MID will proceed with the Substantial Issuer Bid for a lesser amount and will proceed with one or more subsequent substantial issuer bids and/or normal course issuer bids as soon as such new debt becomes available on acceptable terms, so that the total amount expended by MID to acquire MID Class A Shares is not less than US$240 million.

Stronach Group Purchase of Additional MID Equity

In the Transaction Agreement, MID and the Stronach Group have agreed to enter into a subscription agreement on customary terms pursuant to which, on the Closing Date, the Stronach Group will purchase from MID approximately 2.5 million units (the “Units”), being equal to 5% of the outstanding number of MID Class A Shares and MID Class B Shares (the “MID Class B Shares”) as at, and after taking into account the impact of, the closing of the Reorganization Proposal.  Each Unit will be comprised of (i) one MID Class A Share and (ii) one three-year warrant (a “Warrant”) to purchase an MID Class A Share.  The purchase price for the Units will be US$8.37 per Unit (the “MID Unit Purchase Price”), being the volume-weighted average price of the MID Class A Shares on the NYSE for the five trading days immediately preceding November 26, 2008, the date of announcement of the Reorganization Proposal (the “Announcement Date”).  The exercise price for the Warrants will be US$10.46, representing a 25% premium to the MID Unit Purchase Price (and without any adjustment for the Spin-Off).

Following Retirement of the MEC Convertible Subordinated Notes

Existing MEC Class B Shares Held by MID

In the Transaction Agreement, MID and the Stronach Group have agreed to enter into an agreement on customary terms pursuant to which, on the date on which MEC has retired all of the MEC Convertible Subordinated Notes (the “MEC Note Retirement Date”), MID will sell to the Stronach Group 335,000 shares of MEC Class B Stock (“MEC Class B Shares”) at a price of US$1.3552 per share, representing the volume-weighted average price of the MEC Class A Shares on The NASDAQ Stock Market (“NASDAQ”) for the five trading days immediately preceding the Announcement Date.

MID will then convert its remaining MEC Class B Shares into MEC Class A Shares on a one-for-one basis and will dispose of all its existing MEC Class A Shares (including those received on the conversion of its MEC Class B Shares) to non-related third parties.

Conversion of MID Debt and Spin-Off of MEC

Pursuant to the Loan Amendments, on the date that is 45 days following the MEC Note Retirement Date (the “Conversion Date”), all indebtedness (including deferred interest) owed by MEC to MID under the Bridge Loan, the Project Financing Facilities and the New Loan First Tranche that has not been repaid in cash will be converted into MEC Class A Shares at a conversion price of US$1.1519 per share, being the volume-weighted average price of the MEC Class A Shares on NASDAQ for the five trading days immediately preceding the Announcement Date less a 15% discount (the “Loan Conversion Price”).  As soon as reasonably practicable thereafter, MID will effect the Spin-Off, pursuant to which it will distribute to holders of MID shares (including the Stronach Group on all its MID shares) on a pro rata basis all the MEC Class A Shares received on the conversion of the loans.  MID will attempt to structure the Spin-Off as a return of capital.

Issuance of Shares to the Stronach Group by MEC

In the Transaction Agreement, MEC and the Stronach Group have agreed to enter into a subscription agreement on customary terms pursuant to which, on the Conversion Date, MEC will issue to the Stronach Group at a price per share equal to the Loan Conversion Price (i) US$30 million of MEC Class B Shares and (ii) at the option of the Stronach Group, an additional number of MEC Class B Shares that, together with the MEC Class B Shares sold to the Stronach Group by MID and those acquired from MEC, will represent a pro forma 60% voting interest in MEC.

Reorganization Proposal Process and Timing

The MID Board has determined that MID shareholders should be provided an opportunity to vote on the Reorganization Proposal after considering, among other things, recommendations from the MID Special Committee comprised of Mr. Franz Deutsch, as Chairman, Mr. Manfred Jakszus and Senator Rod Zimmer.  Each of the Special Committee and MID received financial and legal advice.

Certain aspects of the Reorganization Proposal will be effected pursuant to the Arrangement.  Following receipt of all necessary regulatory approvals, MID will mail to its shareholders in connection with the MID Special Meeting an information circular describing the Reorganization Proposal.  The Reorganization Proposal, other than the transactions described under the heading “Immediate Transactions” above, is subject to certain conditions, including approval by two-thirds of the votes cast by holders of MID Class A Shares and MID Class B Shares, voting together, and by a simple majority of the votes cast by minority holders of MID Class A Shares.  MID expects to hold the MID Special Meeting in the first quarter of 2009.

Formal Valuation and Minority Approval Exemptions

The Reorganization Proposal involves certain transactions (the “MID/Stronach Group Transactions”) between MID and the Stronach Group which are related party transactions within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).  MID is exempt from the formal valuation and minority approval requirements of MI 61-101 in respect of the MID/Stronach Group Transactions pursuant to paragraph (a) of section 5.5 and paragraph (a) of subsection 5.7(1) of MI 61-101, respectively, because neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the MID/Stronach Group Transactions exceeds 25% of MID’s market capitalization.  25% of MID’s market capitalization calculated in accordance with MI 61-101 for the purposes of transactions agreed to by MID in November 2008 is C$178,219,570.23 (US$146,496,486.73).(1)

Prior Valuation

To the knowledge of MID and its directors and senior officers, there are no prior valuations (as such term is defined in MI 61-101) relating to or otherwise relevant to the Reorganization Proposal that are required to be disclosed by MI 61-101.

Material Documents

The New Loan and the Transaction Agreement will be filed by MID on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.  A copy of the indicative term sheet with respect to the Reorganization Proposal is attached as Schedule B to this report.

ITEM 6:                                                    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7:                                                    OMITTED INFORMATION

Not applicable.

(1)                                  Based on the Bank of Canada C$/US$ noon rate on October 31, 2008 of 0.8220.

ITEM 8:                                               SENIOR OFFICER

The following senior officer of MID is knowledgeable about the material change and this report:

Richard J. Crofts
Executive Vice-President, Corporate Development,
General Counsel and Secretary
(905) 726-7505

ITEM 9:                                               DATE OF REPORT

DATED December 3, 2008.

by	“signed”
Richard J. Crofts
Executive Vice-President, Corporate
Development, General Counsel and
Secretary

SCHEDULE A

MI Developments Inc.

455 Magna Drive
Aurora, Ontario L4G 7A9
Tel (905) 713-6322
Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS ANNOUNCES REORGANIZATION PROPOSAL

Plan includes spin-off of MEC to MID shareholders,

increased dividend payout ratio, substantial stock buyback and MEC forbearance

November 26, 2008, Aurora, Ontario, Canada – MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that its Special Committee of independent directors has recommended, and the Board of Directors has approved, holding a vote of MID shareholders on a reorganization proposal developed by MID management.  The reorganization proposal is intended to unlock value for MID shareholders, simplify the ownership structure of MID and Magna Entertainment Corp. (MEC), and position both companies for future success.  MEC will be recapitalized to permit it to pursue its strategy of horse racing, gaming and entertainment on a standalone basis.  MID, MEC and the Stronach Trust, MID’s controlling shareholder, and other entities affiliated with Frank Stronach (the Stronach Group), have entered into an agreement to implement the reorganization proposal.  All dollar references in this press release are to U.S. dollars.

Dennis Mills, MID’s Vice-Chairman and Chief Executive Officer, commented, “We believe that this reorganization proposal will deliver significant value to shareholders and better align the interests of all MID shareholders.  The proposal achieves many of the objectives identified by MID Class A shareholders, including: a spin-off of MEC, an increased dividend, a substantial stock buyback and a forbearance agreement restricting future transactions with MEC.  I am optimistic that shareholders will see the merits of this reorganization and that, with their support, MID and MEC will move forward as separate companies focused on executing their respective strategic initiatives and business plans.”

The reorganization proposal contemplates a three-stage transaction that, upon completion, will result in, among other things:

(i)                                    the divestment and spin-off of MID’s ownership position in MEC to MID shareholders, with the Stronach Group purchasing direct voting control of MEC;

(ii)                                 the adoption by MID of a dividend payout ratio of 40% of annual funds from operations;

(iii)                             a substantial issuer bid by MID to buy back at least $240 million of MID Class A shares;

(iv)                             a forbearance agreement between MID and MEC; and

(v)                                the Stronach Group purchasing a 5% equity interest in MID, with warrants to acquire an additional 5%.

The principal components of the proposal include:

Immediate Transactions

•                 MEC agreeing to use commercially reasonable efforts to sell or enter into joint ventures in respect of its assets, including its core racetrack assets;

•                 MID making available to MEC a new loan to (i) fund its operations until MID shareholders have the opportunity to vote on the reorganization proposal and (ii) provide financing for MEC’s application for a Maryland slots license and, provided that such license is awarded, construction of the temporary slots facility;

•                 MID extending the maturity dates and repayment deadlines under its existing loans to MEC; and

•                 MID using commercially reasonable efforts to increase its leverage by arranging new debt financing to fund an MID stock buyback and real estate purchases from MEC.

Following MID Shareholder Approval

•                 MID implementing a forbearance agreement that prohibits new transactions with MEC unless such transactions are approved by a majority of the minority MID Class A shareholders;

•                 MID adopting a policy of distributing 40% of its annual funds from operations as dividends;

•                 MID undertaking a substantial issuer bid to buy back at least $240 million of MID Class A Shares;

•                 MID purchasing from MEC specified real estate assets in Florida and California at their fair market value;

•                 MID increasing the commitment under the new loan to MEC, extending maturity dates and repayment deadlines for existing MEC indebtedness owed to MID and amending the terms of all indebtedness owed to MID (other than the Laurel Park portion of the new loan) to defer interest and principal until maturity or repayment and allow MEC to repay such indebtedness, at its option, either in cash or MEC Class A Shares (or a combination of the two) following the retirement by MEC of all of its existing convertible subordinated notes; and

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•                 the Stronach Group purchasing additional MID equity.

Following Retirement by MEC of its Existing Convertible Subordinated Notes

•                  The Stronach Group purchasing MEC shares from MID and MEC to give it up to a 60% voting interest in MEC; and

•                  MEC repaying all indebtedness owed to MID (other than the new Laurel Park funding) at MEC’s option either in cash or MEC Class A Shares (or a combination of the two), and MID distributing all such cash and MEC Class A Shares to its shareholders.

Certain of the transactions associated with the reorganization proposal would be effected pursuant to a statutory plan of arrangement and would be subject to approval by MID’s shareholders and the Ontario Superior Court of Justice.  MID expects to hold the special meeting of its shareholders to consider the proposal in the first quarter of 2009.

Additional Detail on the Reorganization Proposal

Immediate Transactions

MEC Asset Sales and Joint Ventures

MEC will agree to use commercially reasonable efforts to sell or enter into joint ventures in respect of its assets, including its core racetrack assets, that will result in MEC receiving net proceeds or joint venture payments sufficient to retire in full by no later than December 14, 2009, its existing $75 million 7.25% convertible subordinated notes due December 15, 2009 and $150 million 8.55% convertible subordinated notes due June 15, 2010 (collectively, the “MEC convertible subordinated notes”).

New Loan by MID

MID will make available to MEC a new loan in two tranches.  The new loan will bear interest at the rate of LIBOR plus 12%, will be guaranteed by certain subsidiaries of MEC and will be secured by substantially all the assets of MEC (subject to prior encumbrances).

The first tranche of the new loan in the amount of up to $50 million (plus costs and fees) will be immediately available for drawdown and is intended to support MEC’s operations until MID shareholders have the opportunity to vote on the reorganization proposal.  The first tranche of the new loan may be used by MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the new loan and under other loans provided by MID to MEC, (iii) mandatory payments of interest in connection with other of MEC’s existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of MEC’s joint venture arrangements with Forest City Enterprises and Caruso Affiliated.  The first tranche will mature on March 31, 2009.  However, in the event that the reorganization proposal does not receive the requisite MID shareholder approval or is abandoned or withdrawn, the maturity date will be accelerated to thirty days following such event.

The second tranche of the new loan will be available for drawdown:

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(i)                                    in an amount of up to $45 million to fund the application by MEC’s subsidiary Laurel Park for a Maryland slots license, following MID’s satisfaction with the slots license application, and related matters; and

(ii)                                 in an amount of up to an additional $30 million to fund the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots license and following MID’s satisfaction with the municipal approvals, design and construction of the temporary facility.

At such time as the second tranche is made available to MEC, the new loan will be guaranteed by The Maryland Jockey Club group of companies and secured by all of such companies’ assets.  The second tranche matures on December 31, 2011, but will become due (i) ninety days following the Laurel Park slots application being denied or withdrawn, (ii) immediately on the closing of any sale of Laurel Park or (iii) immediately on the closing of any new debt financing in connection with Laurel Park slots.  MEC will be required to repay the second tranche with any refunds of any fees if the Laurel Park slots application is denied or withdrawn.

Loan Repayment Extensions

The maturity dates and repayment deadlines under all existing MEC indebtedness owed to MID (comprised of the bridge loan and the Gulfstream Park and Remington Park project financings) will be extended through to March 31, 2009.  In the event that the reorganization proposal does not receive the requisite MID shareholder approval or is abandoned or withdrawn, the maturity dates and repayment deadlines will be accelerated to thirty days following such event.

New MID Debt Financing

MID will use commercially reasonable efforts to arrange approximately $375 million of debt financing (including a $50 million undrawn bank revolving credit facility) that will be available to fund (i) an MID substantial issuer bid for its Class A Shares, (ii) real estate purchases from MEC and (iii) working capital requirements.  MID intends to have arranged the new financing prior to the special meeting of shareholders.  This new debt would increase MID’s pro forma debt-to-capitalization ratio (taking into account the MEC spin-off described below and the substantial issuer bid) to, but not above, approximately 40%.

Following MID Shareholder Approval

MID Real Estate Purchases

MID will purchase for cash from MEC development lands in Aventura and Ocala, Florida and Dixon, California, additional acreage in Palm Meadows, Florida (required to complete MID’s existing recently rezoned development) and MEC’s membership interest in, and land underlying, MEC’s joint venture with Forest City Enterprises at Gulfstream Park.  The purchase price for such real estate assets will be the fair market value of such assets as of the date hereof as determined by  negotiation between the Special Committees of MID and MEC.  MID estimates the aggregate price will be approximately $100 – $120 million.

MEC will use part of the proceeds from the asset sales to MID to repay its $40 million senior secured bank credit facility and its $4.5 million bank term loan in connection with MEC’s AmTote International subsidiary.

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MID Loans to MEC

MID will:

i.                                         extend the maturity date of the bridge loan, the first tranche of the new loan described above and the $100 million repayment deadline under the Gulfstream Park project financing to December 14, 2009;

ii.                                      increase the amount of the first tranche of the new loan by $25 million to a total commitment of up to $75 million for use by MEC solely to contribute to the retirement of the MEC convertible subordinated notes; and

iii.                                   amend all loans between MID and MEC (other than the Laurel Park tranche of the new loan) to provide for (a) the deferral of interest and principal repayments until maturity or repayment, (b) the right of MEC to repay such loans in either cash or MEC Class A Shares (or a combination of the two) following the retirement by MEC of all of the MEC convertible subordinated notes and (c) the requirement that any proceeds received by MEC from equity raises, asset sales (other than to MID as part of the reorganization), joint ventures or other transactions be placed into an escrow account with MID.

MID will hold the escrow funds as security for the loans to MEC, and MEC will be permitted to use the funds in the escrow solely (i) to prepay in cash, from time to time, in the following order of priority, the Gulfstream Park project financing, the bridge loan, the new loan and the Remington Park project financing (without being charged any mark-to-market or make-whole payment in relation to any such prepayment) and (ii) to retire all of the MEC convertible subordinated notes.  Any cash received by MID pursuant to a prepayment of the Gulfstream Park project financing, the bridge loan, the new loan or the Remington Park project financing will be distributed to MID shareholders, either as a special distribution or pursuant to an issuer bid for MID Class A Shares.

MID Forbearance with MEC

MID will agree that, other than pursuant to existing arrangements or as contemplated by the reorganization proposal, it will not, without the prior approval of the majority of the votes cast by minority holders of MID Class A Shares, (a) enter the horseracing or gaming business or enter into any transactions with entities in the horseracing or gaming business, (b) make any further debt or equity investment in, or otherwise give financial assistance to, MEC or (c) enter into any transactions with, or provide any services or personnel to, MEC except for enforcing its rights under the terms of existing arrangements and/or making non-material amendments, waivers or modifications thereto.

Distribution Policy and Substantial Issuer Bid

MID will adopt a policy of distributing 40% of its annual funds from operations (adjusted to exclude deferred interest and other income from MEC) to MID shareholders as dividends.  The policy will commence in the first full fiscal quarter following the approval of the reorganization proposal.

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MID will undertake a substantial issuer bid to acquire not less than $240 million of MID Class A Shares using new debt that does not result in MID’s debt to total capital ratio exceeding 40% (taking into account the MEC spin-off described below).  The Stronach Group will not tender its shares into the bid.  If the new debt necessary to fund the substantial issuer bid is not available, or not available on terms acceptable to MID, MID will proceed with the substantial issuer bid for a lesser amount and will proceed with one or more subsequent substantial issuer bids and/or normal course issuer bids as soon as such new debt becomes available on acceptable terms, so that the total amount expended by MID to acquire MID Class A Shares is not less than $240 million.

Stronach Group Purchase of Additional MID Equity

The Stronach Group will purchase from MID approximately 2.5 million units, being equal to 5% of the outstanding number of MID Class A and B Shares as at, and after taking into account the impact of, the closing of the reorganization proposal.  Each unit will be comprised of (a) one MID Class A Share and (b) one three-year warrant to purchase an MID Class A Share.  The purchase price for the units will be equal to $8.37 per unit, being the volume-weighted average price of the MID Class A Shares on the New York Stock Exchange for the immediately preceding five trading days (herein referred to as the MID unit purchase price).  The exercise price for the warrants will be $10.46, representing a 25% premium to the MID unit purchase price (and without any adjustment for the spin-off of the MEC shares described further below).

Following Retirement of the MEC Convertible Subordinated Notes

Existing MEC Class B Shares Held by MID

On the date on which MEC has retired all of the MEC convertible subordinated notes, MID will sell to the Stronach Group 335,000 MEC Class B Shares at a price of $1.3552 per share, representing the volume-weighted average price of the MEC Class A Shares on NASDAQ for the five trading days immediately preceding this press release.

MID will then convert its remaining MEC Class B Shares into MEC Class A Shares on a one-for-one basis and will dispose of all its existing MEC Class A Shares and those received on the conversion noted above to non-related third parties.

Conversion of MID Debt and Spin-off of MEC

On the date that is 45 days following MEC’s retirement of all of the MEC convertible subordinated notes, all indebtedness (including deferred interest) owed by MEC to MID (other than the Laurel Park portion of the new loan) that has not been repaid in cash will be converted into MEC Class A Shares.  The conversion price for the loans will be $1.1519 per share, being the volume-weighted average price of the MEC Class A Shares on NASDAQ for the immediately preceding five trading days less a 15% discount (referred to herein as the Loan Conversion Price).  As soon as reasonably practicable thereafter, MID will spin off to holders of MID shares (including the Stronach Group on all its MID shares) on a pro rata basis all the MEC Class A Shares received on conversion of the loans.  MID will attempt to structure the spin-off as a return of capital.

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Issuance of Shares to the Stronach Group by MEC

MEC will issue to the Stronach Group at a price per share equal to the Loan Conversion Price (i) $30 million of MEC Class B Shares and (ii) at the option of the Stronach Group, an additional number of MEC Class B Shares that, together with the MEC Class B Shares sold to the Stronach Group by MID and those acquired from MEC, will represent a pro forma 60% voting interest in MEC.

Reorganization Proposal Process and Timing

The Board of Directors of MID determined that shareholders should be provided an opportunity to vote on the reorganization proposal after considering, among other things, recommendations from a Special Committee of independent directors of MID comprised of Franz Deutsch, who acted as Chairman, Manfred Jakszus and Senator Rod Zimmer.  Each of the Special Committee and MID received financial and legal advice.  MID has retained GMP Securities L.P. as its financial advisor.

Certain aspects of the reorganization proposal will be effected pursuant to a statutory plan of arrangement that will be subject to approval by the Ontario Superior Court of Justice.  Following receipt of all necessary regulatory approvals, MID will mail an information circular describing the reorganization proposal to its shareholders in connection with the special meeting.  The reorganization proposal, other than the immediate transactions, is subject to certain conditions, including approval by two-thirds of the votes cast by holders of MID Class A Shares and MID Class B Shares, voting together, and by a simple majority of the votes cast by minority holders of MID Class A Shares.  MID expects to hold the special meeting of its shareholders to consider the proposal in the first quarter of 2009.

For more details on the reorganization proposal, please review the proposal term sheet, which will be posted on MID’s website at www.midevelopments.com.  Additional details of the reorganization proposal will also be set out in MID’s material change report that will be filed with securities regulatory authorities on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

MID cautions shareholders and others considering trading in securities of MID that the reorganization proposal is subject to certain material conditions, some of which are beyond MID’s control, and there can be no assurance that the transactions contemplated by the proposal, or any other transaction, will be completed.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a controlling interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact:

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Shareholders and Analysts	Media

GMP Securities L.P.	Sard Verbinnen & Co.
Eugene McBurney / Harris Fricker	Paul Caminiti / Dan Gagnier / Lauren Rosenfield
416-367-8600	212-687-8080

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation.  Forward-looking statements may include, among others, statements relating to the reorganization proposal and the terms and conditions of such proposal.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks that: the parties will not proceed with the reorganization proposal; if the parties decide to proceed with a transaction, the terms of such transaction may differ from those that are currently contemplated by the reorganization proposal; if the parties decide to proceed with a transaction, such transaction may not be successfully completed for any reason (including the failure to obtain any required approvals); and are set forth in the “Risk Factors” section in MID’s Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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SCHEDULE B

INDICATIVE TERM SHEET

NOVEMBER 26, 2008

(all amounts are US$)

The transactions contemplated by this Term Sheet are collectively referred to herein as the “Transactions”.  Certain of the Transactions to be effected on or after the closing date (referred to herein as the “Closing Date”) will be subject to approval by MID’s shareholders (including by a majority of the votes cast by MID’s minority Class A shareholders).  The date on which the Transactions are publicly announced is referred to herein as the “Announcement Date”.

MI Developments Inc. is referred to herein as “MID” and Magna Entertainment Corp. is referred to herein as “MEC”.  The Class A Subordinate Voting Shares of MID are referred to herein as “MID Class A Shares”, the shares of Class A Subordinate Voting Stock of MEC are referred to herein as “MEC Class A Shares” and the shares of Class B Stock of MEC are referred to herein as “MEC Class B Shares”.  Frank Stronach, together with Stronach Trust and Fair Enterprise Limited and their respective subsidiaries (but, for greater certainty, excluding MID, MEC and Magna International Inc. and their respective subsidiaries), are collectively referred to herein as “Stronach Group”.  References to MID or MEC will be deemed to include references to such parties’ subsidiaries or successors, as applicable.

On the Announcement Date, MID, MEC and Stronach Group will enter into an agreement (the “Transaction Agreement”) whereby each of them will agree to complete as promptly as commercially reasonable the respective transactions referred to in this Term Sheet to which they are a party.

1.                                     New Loan to MEC and Changes to Existing Loans

(a)                                 MEC will covenant in the Transaction Agreement to use commercially reasonable efforts to sell or enter into joint ventures in respect of its assets, including without limitation its core racetrack assets, that will result in MEC receiving net sale proceeds or joint venture payments sufficient to retire or extinguish no later than December 14, 2009 all of its $75 million 7.25% convertible subordinated notes due December 15, 2009 and its $150 million 8.55% convertible subordinated notes due June 15, 2010 (collectively, the “MEC Subordinated Notes”).

(b)                                On the Announcement Date, MID will make available to MEC a new loan (the “New Loan”).  The New Loan will have two tranches: (i) a first tranche in the amount of up to $50 million (plus costs and fees in respect of the New Loan) to fund MEC through the Closing Date (the “New Loan First Tranche”) and (ii) a second tranche in the amount of up to $60 million (the “New Loan Second Tranche”) to fund costs associated with the application by Laurel Park, a subsidiary of MEC, for a Maryland slots license and, provided that such license is awarded, the costs associated with building the temporary slots facility.  The New Loan will bear interest at the rate of LIBOR plus 12%, will be guaranteed by certain subsidiaries of MEC and will be secured by substantially all the assets of MEC and the guarantors (subject to prior encumbrances).  The New Loan will contain customary terms and conditions acceptable to MID.

•                 The New Loan First Tranche will be available for drawdown on the Announcement Date and all requests for drawdowns under the New Loan First Tranche will be in accordance with weekly cash flow forecast reports to be delivered by MEC to MID and used solely to fund (i) operations, (ii) payments of principal or interest and other costs under the New Loan and under other loans provided by MID to MEC, (iii) mandatory payments of interest in connection with permitted debt (as defined in the New Loan), (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of MEC’s joint venture arrangements with Forest City Enterprises and Caruso Affiliated.  The New Loan First Tranche will mature on March 31, 2009, subject to accelerated maturity in the event that the Transactions do not receive the requisite MID shareholder approval or are abandoned or withdrawn (any such event, a “Transaction Termination Event”) to thirty (30) days following such Transaction Termination Event.

•                 The New Loan Second Tranche will be available for drawdown (i) in an amount of up to $30 million to fund the initial license fee and any additional slots license application costs for the application by Laurel Park for a Maryland slots license, subject to MID’s satisfaction, in its sole and absolute discretion, with such application and (ii) following receipt of the Maryland slots license, in an amount of up to an additional $30 million to fund the construction of the temporary slots facility at Laurel Park, subject to MID’s satisfaction, in its sole and absolute discretion, with the municipal approvals, design and construction of such facility.  Laurel Park is a subsidiary of The Maryland Jockey Club group of companies (“MJC”), which are subsidiaries of MEC.  At such time as the New Loan Second Tranche is made available to MEC, the New Loan will be guaranteed by MJC and secured by a charge over all of such companies’ assets that ranks prior to all encumbrances on such assets other than encumbrances that secure the existing third party bank loans to MJC as of the Announcement Date up to an aggregate maximum of $15 million (the “MJC Existing Loans”) and customary permitted encumbrances.  In the event that the third party bank will not permit second-ranking encumbrances to be registered against the MJC assets, the amount of the New Loan Second Tranche will be increased by the amount necessary to pay out in full the MJC Existing Loans (subject to an aggregate maximum of $75 million).  The New Loan Second Tranche will mature on December 31, 2011, subject to accelerated maturity to (i) ninety (90) days following the Laurel slots application being denied or withdrawn, (ii) immediately on the closing of any sale of Laurel Park or (iii) immediately on the closing of any new financing in connection with Laurel slots.  MEC will be required to repay the New Loan Second Tranche upon receipt of any refunds of any license fees and license application fees if the Laurel slots application is denied or withdrawn.

(c)                                 On the Announcement Date, each of the maturity date of the existing bridge loan to MEC from MID (the “Bridge Loan”), the repayment deadline for $100 million under the project financing facility for Gulfstream Park (the “Gulfstream Facility”) and the date until which repayments under the Gulfstream Facility and the project financing facility for Remington Park (the “Remington Facility”) would not be subject to a make-whole payment, will be extended by MID as permitted under the terms of the agreements governing such loans, to March 31, 2009, subject to accelerated maturity in the event of a Transaction Termination Event to thirty (30) days following such Transaction Termination Event.

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(d)                                The transactions set forth in Sections 1(b) and 1(c) above are conditional on MEC extending its $40 million credit facility with a Canadian chartered bank such that it matures no earlier than March 16, 2009, subject to accelerated maturity to fifteen (15) days following a Transaction Termination Event.

(e)                                 MEC will agree to pay to MID fees in connection with the New Loan, the extensions to the Bridge Loan, Gulfstream Facility and the Remington Facility that are substantially similar to the fees historically paid by MEC to MID in connection with the existing loans.

(f)                                   On the Closing Date, (i) each of the maturity date of the New Loan First Tranche, the Bridge Loan, the repayment deadline for $100 million under the Gulfstream Facility and the date until which repayments under the Gulfstream Facility and the Remington Facility would not be subject to a make-whole payment, will be extended to December 14, 2009 (subject to further extension in the event that the MEC Subordinated Notes Retirement Date occurs after October 30, 2009 and on or before December 14, 2009, to the Conversion Date), (ii) the amount of the New Loan First Tranche will be increased by $25 million to $75 million, with such additional $25 million to be available to MEC only for the purpose of contributing to the retirement or extinguishment of all of the MEC Subordinated Notes and (iii) the New Loan First Tranche, the Bridge Loan, the Gulfstream Facility and the Remington Facility will be amended to provide for (A) the deferral of interest and principal repayments until the day immediately preceding the maturity date, (B) the obligation of MEC on the Conversion Date to repay such facilities in full (including all deferred interest) with, at MEC’s option, cash and/or MEC Class A Shares as set forth in Section 3(b) below and (C) the requirement that MEC place into escrow with MID (the “Escrow”) the net proceeds from any equity raises, asset sales (other than the MID Real Estate Purchases described in Section 2(a) below), joint ventures or other transactions.  MID will hold the Escrow as security for the loans to MEC, and MEC will be permitted to use the funds in the Escrow solely (i) to prepay in cash, from time to time, in the following order of priority, the Gulfstream Facility, the Bridge Loan, the New Loan and the Remington Facility (for greater certainty, without being charged any mark-to-market or make-whole payment in relation to any such prepayment) and (ii) to retire or extinguish, in whole but not in part, the MEC Subordinated Notes.  Any cash received by MID pursuant to a prepayment of the Gulfstream Facility, the Bridge Loan, the New Loan First Tranche and the Remington Facility will be distributed to MID shareholders, either as a special distribution or pursuant to an issuer bid for MID Class A Shares.

(g)                                In the Transaction Agreement, MEC will covenant not to incur any additional indebtedness until the earlier of (i) the repayment in full of all loans owing to MID (other than the New Loan Second Tranche) and (ii) the Loan Conversion (as defined in Section 3(b) below).

2.                                     MID Real Estate Purchases

(a)                                 On the Closing Date, MID will purchase from MEC for cash development lands in Aventura, Florida, Ocala, Florida and Dixon, California, additional acreage in Palm Beach, Florida, and MEC’s membership interest in, and land underlying, the joint venture with Forest City Enterprises at Gulfstream Park (collectively, the “MID Real Estate Purchases”).  The purchase price for the MID Real Estate Purchases will be the fair market value of such assets as of the Announcement Date as determined by negotiation between the Special Committees

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of MID and MEC.  For illustrative purposes, MID estimates that the purchase price will be approximately $100 - $120 million.  The actual purchase price for the MID Real Estate Purchases will be included in the management information circular prepared by MID in connection with the Transactions.

(b)                                 MEC will use the proceeds from the MID Real Estate Purchases to (i) repay its $40 million credit facility with a Canadian chartered bank, (ii) repay the $4.5 million term loan to a U.S. bank in connection with MEC’s Amtote International subsidiary and (iii) for operational and working capital purposes in accordance with the restrictions on use of proceeds set forth for the New Loan First Tranche as described above.

3.                                      Separation of MID and MEC

(a)                                  On the date (the “MEC Subordinated Notes Retirement Date”) on which MEC has retired or extinguished all of the MEC Subordinated Notes in cash, through an equity raise (including a conversion of such notes into MEC Class A Shares), asset sales or by means of any other transaction that does not involve MEC incurring additional indebtedness, MID will (i) sell to Stronach Group 335,000 MEC Class B Shares for a price per share of $1.3552, being the volume-weighted average price of the MEC Class A Shares on NASDAQ for the five trading days immediately prior to the Announcement Date (the “MEC Share Price”) and (ii) convert its remaining 2,588,302 MEC Class B Shares into MEC Class A Shares on a one-for-one basis in accordance with the existing terms of the MEC Class B Shares and dispose of such shares and the 218,116 MEC Class A Shares currently owned by MID to one or more non-related third parties.

(b)                                 On the date (the “Conversion Date”) that is forty-five (45) days after the MEC Subordinated Notes Retirement Date, the New Loan First Tranche, the Bridge Loan, the Gulfstream Facility and the Remington Facility (including, in each case, all deferred interest) will, at MEC’s option, either (i) be repaid in cash by MEC, in whole or in part, or (ii) be converted (the “Loan Conversion”) into MEC Class A Shares.  The conversion price for all such loans that form part of the Loan Conversion will be $1.1519 per share, being the MEC Share Price less a 15% discount (the “Conversion Price”).

(c)                                  On the Conversion Date, MEC will issue to Stronach Group at a price per share equal to the Conversion Price (i) $30 million of MEC Class B Shares and (ii) at the option of Stronach Group, up to that additional number of MEC Class B Shares, if any, that, together with the MEC Class B Shares sold to Stronach Group by MID and the MEC Class B Shares acquired by Stronach Group pursuant to clause (i) of this Section 3(c), will represent a 60% voting interest in MEC after giving effect to the Transactions and the Loan Conversion.

(d)                                 As soon as reasonably practicable following the Conversion Date, MID will spin off, by way of return of capital, to holders of MID shares (including Stronach Group on its existing MID shares and the MID shares acquired by Stronach Group as contemplated in Section 5 below) on a pro rata basis, all MEC Class A Shares received pursuant to the Loan Conversion.  MID will apply to the Canada Revenue Agency for a tax ruling with respect to the MEC spin-off by way of return of capital.  The receipt of a tax ruling is not a condition to the completion of

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the Transactions and, in the event that the tax ruling is not obtained or is delayed, MID will determine in its sole discretion how to effect the MEC spin-off.

4.                                      MEC Forbearance

MID will agree that, after the Closing Date, other than pursuant to arrangements existing at the Announcement Date or contemplated by this Term Sheet, it will not, without the prior approval of the majority of the votes cast by minority holders of MID Class A Shares, (a) enter the horseracing or gaming business or enter into any transactions with entities in the horseracing or gaming business, (b) make any further debt or equity investment in, or otherwise give financial assistance to, MEC or (c) enter into any transactions with, or provide any services or personnel to, MEC; except (i) pursuant to the terms of arrangements existing on the Closing Date or entered into after the Closing Date in compliance with this Section 4, including the enforcement of rights thereunder or (ii) amendments, waivers or modifications to the terms of arrangements existing on the Closing Date, which amendments, waivers or modifications are not material.

5.                                      Stronach Group Equity Interest in MID

On the Closing Date, Stronach Group will purchase from MID a number of units (the “Units”) equal to 5% of the outstanding number of MID Class A Shares and MID Class B Shares as at, and after taking into account the impact of, the closing of the Transactions.  Each Unit will be comprised of (a) one MID Class A Share and (b) one three-year warrant to purchase an MID Class A Share.  The purchase price for the Units will be $8.37 per Unit, being the volume-weighted average price of the MID Class A Shares on the NYSE for the five trading days immediately prior to the Announcement Date (the “Unit Purchase Price”).  The exercise price for the warrants will be $10.46, representing a 25% premium to the Unit Purchase Price (without any adjustment for the MEC spin-off).

6.                                      New Debt and Substantial Issuer Bid

(a)                                  MID will use commercially reasonable efforts to arrange approximately $325 million of new debt financing (the “New  Debt”) that will be available on the Closing Date to fund the MID Real Estate Purchases and a substantial issuer bid (“SIB”) to acquire MID Class A Shares.  The New Debt may include a public bond issue, term bank facilities and/or a bank revolving credit facility, and MID will publicly disclose the amount of New Debt for which it has commitments in place in advance of the MID shareholder meeting to be held to consider the Transactions.  After incurring the New Debt, MID’s pro forma debt-to-capitalization ratio (assuming the separation of MID and MEC as described above under Section 3 and after giving effect to the SIB) will be approximately 40%, but in no event will exceed 40%.

(b)                                 MID intends to redeem not less than $240 million of MID Class A Shares pursuant to the SIB.  If MID is not able to arrange sufficient New Debt to undertake a $240 million SIB commencing promptly following the Closing Date, MID will proceed with the SIB in a lesser amount and undertake to redeem additional MID Class A Shares pursuant to a subsequent substantial issuer bid and/or a normal course issuer bid as soon as additional financing is available to MID on commercially reasonable terms, such that the total amount expended by

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MID to acquire MID Class A Shares pursuant to the SIB and the subsequent substantial issuer bid and/or normal course issuer bid is not less than $240 million.  MID will determine the SIB price per share at the time that the SIB is commenced, which price will be not less than the market price for the MID Class A Shares at such time.  For greater certainty, the Stronach Group will not tender any MID Class A Shares to the SIB (or any subsequent stock buybacks necessary to increase the amount of MID Class A Shares acquired by MID to $240 million).  MID anticipates that no formal valuation of the MID Class A Shares will be required given the availability of the liquid market exemption under Multilateral Instrument 61-101.

7.                                      Dividend Distribution Policy

On the Closing Date, MID will adopt a policy of distributing 40% of its annual funds from operations (adjusted to exclude deferred interest and other income from MEC) to MID shareholders as dividends.  The policy will become effective for the first full fiscal quarter following the Closing Date.

8.                                      Required MID Approvals

Those Transactions to be completed on or after the Closing Date will not be effected until such time as all required legal, regulatory and shareholder approvals have been obtained, including approval by (a) a majority of the votes cast by MID’s minority Class A shareholders and (b) the Ontario Superior Court of Justice of the statutory plan of arrangement pursuant to which certain of the Transactions will be effected.

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